1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 16, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2014 Third Quarter Earnings Conference
October 16, 2014
© 2014 TSMC, Ltd

Agenda
TSMC Property
Welcome Elizabeth Sun
3Q14 Financial Results and 4Q14 Outlook Lora Ho
Key Messages Lora Ho /
Mark Liu /
C.C. Wei
Q&A
© 2014 TSMC, Ltd

Safe Harbor Notice
TSMC Property
TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 14, 2014 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2014 TSMC, Ltd

Statements of Comprehensive Income
TSMC Property
Selected Items from Statements of Comprehensive Income
3Q14 3Q14 3Q14
3Q14 2Q14 3Q13 over over
(In NT$ billions) Guidance 2Q14 3Q13
Net Revenue 209.05 206 - 209 183.02 162.58 14.2% 28.6%
Gross Margin 50.5% 48.5% - 50.5% 49.8% 48.5% +0.7 ppt +2.0 ppts
Operating Expenses (21.14) (20.25) (19.26) 4.4% 9.8%
Operating Margin 40.4% 38.5% - 40.5% 38.6% 36.7% +1.8 ppts +3.7 ppts
Non-Operating Items 0.95 3.38 (0.27) -72.0% NM
Net Income to Shareholders of the Parent Company 76.34 59.70 51.95 27.9% 46.9%
Net Profit Margin 36.5% 32.6% 32.0% +3.9 ppts +4.5 ppt
EPS (NT Dollar) 2.94 2.30 2.00 27.9% 46.9%
ROE 33.3% 26.9% 26.8% +6.4 ppts +6.5 ppts
Shipment (Kpcs, 12”-equiv. Wafer) 2,267 2,053 1,864 10.4% 21.6%
Average Exchange Rate—USD/NTD 30.00 29.81 30.12 29.88 -0.4% 0.4%
Diluted weighted average outstanding shares were 25,930mn units in 3Q14.
*ROE figures are annualized based on average equity attributable to shareholders of the parent company.
**© 2014 TSMC, Ltd

3Q14 Revenue by Application
TSMC Property
Industrial/Standard 22%
Consumer 10%
Computer 9%
Communication 59%
Communication
Revenue (NT$B)
150
QoQ +26%
0
2Q14 3Q14
Revenue (NT$B)
Computer
150
QoQ -6%
0
2Q14 3Q14
150
Revenue (NT$B)
Consumer
QoQ -3%
0
2Q14 3Q14
Industrial/Standard
150
Revenue (NT$B)
QoQ +9%
0
2Q14 3Q14
© 2014 TSMC, Ltd
Open Innovation Platform®

3Q14 Revenue by Technology

TSMC Property



0.25/0.35um
4%
0.5um+
1%
0.11/0.13um
3%
90nm
6%
0.15/0.18um
13%
20nm
9%
65nm
13%
28nm
34%
40/45nm
17%



28nm and below revenue
Revenue (NT$B)
100
90
80
70
60
50
40
30
20
10
0
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
20nm Revenue (NT$B)
28nm Revenue (NT$B)

© 2014 TSMC, Ltd

Open Innovation Platform®

Balance Sheets & Key Indices TSMC Property
Selected Items from Balance Sheets 3Q14 2Q14 3Q13
(In NT$ billions) Amount % Amount % Amount %
Cash & Marketable Securities 290.34 21.5% 314.59 23.4% 218.16 18.5%
Accounts Receivable 114.53 8.5% 86.89 6.4% 79.67 6.8%
Inventories 65.34 4.8% 50.95 3.8% 36.92 3.1%
Long-term Investments 28.85 2.1% 28.37 2.1% 89.17 7.6%
Net PP&E 824.31 61.1% 837.17 62.3% 727.72 61.8%
Total Assets 1,350.00 100.0% 1,345.05 100.0% 1,177.54 100.0%
Current Liabilities 172.25 12.8% 246.64 18.4% 148.28 12.6%
Long-term Interest-bearing Debts 212.61 15.7% 211.65 15.7% 211.22 17.9%
Total Liabilities 393.44 29.1% 468.08 34.8% 373.37 31.7%
Total Shareholders’ Equity 956.56 70.9% 876.97 65.2% 804.18 68.3%
Key Indices
A/R Turnover Days 44 40 45
Inventory Turnover Days 56 51 45
Current Ratio (x) 2.8 1.9 2.3
Asset Productivity (x) 1.0 0.9 0.9
* Total outstanding shares were 25,929mn units at 9/30/14.
** Asset productivity = Annualized net revenue / Average net PP&E
© 2014 TSMC, Ltd

Cash Flows TSMC Property
(In NT$ billions) 3Q14 2Q14 3Q13
Beginning Balance 255.05 231.70 225.83
Cash from operating activities 91.25 81.75 95.80
Capital expenditures (47.88) (73.33) (54.82)
Cash dividends (77.79) 0.00 (77.77)
Short-term loans 1.39 10.40 (13.23)
Proceeds from issuance of bonds 0.00 0.00 41.20
Investments and others 3.86 4.53 (0.41)
Ending Balance 225.88 255.05 216.60
Free Cash Flow (1) 43.37 8.42 40.98
(1) Free cash flow = Cash from operating activities – Capital expenditures
© 2014 TSMC, Ltd

4Q14 Guidance TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$ 217 billion and NT$ 220 billion, at a forecast exchange rate of 30.31 NT dollars to 1 US dollar
Gross profit margin to be between 48% and 50%
Operating profit margin to be between 38% and 40%
© 2014 TSMC, Ltd

Recap of Recent Major Events TSMC Property
ARM and TSMC Unveil Roadmap for 64-bit ARM-based Processors on 10FinFET Process Technology ( 2014/10/02)
TSMC and ARM set new Benchmarks for Performance and Power Efficiency with First Announced FinFET Silicon with 64-bit ARM big.LITTLE Technology ( 2014/09/30 )
TSMC Launches Ultra-Low Power Technology Platform for IoT and Wearable Device Applications ( 2014/09/29 )
TSMC Celebrates Upcoming Completion of Kaohsiung Gas Explosion Reconstruction Project ( 2014/09/27)
TSMC Delivers First Fully Functional 16FinFET Networking Processor ( 2014/09/25 )
TSMC Launches Fourth Quarter Recruitment Campaign ( 2014/09/24 )
TSMC 28HPC Process in Volume Production ( 2014/09/12 )
TSMC Named DJSI Industry Group Leader for Second Straight Year ( 2014/09/12 )
Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements
© 2014 TSMC, Ltd

TSMC Property
http://www.tsmc.com invest@tsmc.com
© 2014 TSMC, Ltd